 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HEALTHCARE TRUST OF AMERICA, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF CLASS B-2 AND B-3
COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way #110
Bellevue WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,050,000	$552.42

*	For purposes of calculating the filing fee only. Assumes the purchase of 300,000 Shares of each Class B-2 and B-3 at a purchase price equal to $7.00 and $6.50 per Share in cash, respectively

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $552.42
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: February 8, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 300,000 shares of each Class B-2 and B-3 common stock (the “Shares”) in Healthcare Trust of America, Inc. (the “REIT”), the subject company, at a purchase price equal to $7.00 and $6.50 per Share, respectively, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2013 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer.

This Amendment is correcting the previous amendment announcing the results of the tender offer.  The amount of shares tendered was accurate, but the ownership of the Purchasers after the offer was miscalculated.  The following is the correct calculation:

Following purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 75,301 B-2 Shares and 76,301 Class B-3 Shares, or approximately 0.1% of the total outstanding Shares of each class.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 7, 2013

CMG LEGACY INCOME FUND, LLC
CMG INCOME FUND II, LLC
CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC
CMG PARTNERS, LLC

By: Mark Swenson, Manager

By:	/s/ Mark Swenson